EXHIBIT 99.1

Enthusiast Gaming Unveils Revamp of Iconic Gaming Portal, Shockwave

Shockwave.com Elevates Gaming Legacy with Website and Mobile Experience Overhaul and Renewed Focus on Daily Games

LOS ANGELES, Dec. 12, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX), the leading gaming media and entertainment company in North America, has announced a significant update to Shockwave.com, one of the internet's longest-standing gaming platforms, home to thousands of online and downloadable games. The site has been a vital part of the gaming community for years and has relaunched with a fresh new look and mobile-friendly experience.

Shockwave.com boasts over 1.4 million active users spending an average of 9 minutes per session on the site, with subscriptions dating back as far as 14 years. With these updates, Enthusiast Gaming aims to position Shockwave.com as a go-to daily game site, competing with industry giants like The New York Times Puzzles and Games, while preserving its legacy as one of the oldest gaming sites on the web and capitalizing on its robust library of daily and other casual games such as Daily Jigsaw, The Daily SNOOP, and Fruit Merge.

"Shockwave.com has always held a special place in the hearts of gamers, and with this revitalization, we're making sure it remains a go-to destination for players of all ages,” said Shinggo Lu, Chief Product Officer of Enthusiast Gaming. “The modernization efforts will enhance the user experience and position us to capitalize on a growing trend towards daily games that drives strong subscription demand."

For more information about Shockwave.com and its relaunch, please visit www.shockwave.com.

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Enthusiast Gaming Contacts
Enthusiast Gaming: Felicia DellaFortuna, CFO
Investors: FNK IR – Rob Fink / Matt Chesler, CFA – investor@enthusiastgaming.com
Media: press@enthusiastgaming.com

Forward Looking Information
This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s strategic plans and anticipated product expansions.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/df468bc1-9d16-47cc-8493-6762090f9865